Tapville Franchising, Inc



ANNUAL REPORT

216 S. Washington Street

Naperville, IL 60540

0

https://www.tapville.com

This Annual Report is dated April 29, 2022.

BUSINESS

Tapville Franchising Inc. is a franchising & licensing company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. In addition, we license our products to entertainment venues, hotel, hospitality, and other venues.

Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices, and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which is how we generate revenue. In exchange for the franchise fee and royalty, Tapville Franchising Inc. provides training, support, and marketing for the franchise locations.

Tapville Franchising Inc. was originally formed in Illinois as Tapville Social Franchising, LLC in December 2018. In June 2020, the LLC converted to a Delaware Corporation.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 4,072,278
Use of proceeds: Issuance of founder's shares
Date: June 08, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,398,809.00
Number of Securities Sold: 2,398,809
Use of proceeds: Expansion
Date: April 26, 2021
Offering exemption relied upon: Regulation CF

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $100,000
Number of Securities Sold: 100,000
Use of proceeds: Expansion
Date: August 9, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $70,000
Number of Securities Sold: 70,000
Use of proceeds: Expansion
Date: October 1, 2021
Offering exemption relied upon: Section 4(a)(2)

The total number of shares of all classes of stock which Tapville Franchising, Inc. (the "Company") shall have authority to issue is 16,000,000, of which: (i) 8,000,000 shares shall be Class A Common Stock, $0.0001 par value per share; (ii) 5,000,000 shares shall be Class B Common Stock, $0.0001 par value per share; (iii) 3,000,000 shares shall be Preferred Stock, $0.0001 par value per share. Additionally, the Company maintains its 2021 Stock Option and Equity Incentive Plan (the "Plan") whereby 710,000 shares of Class B Common Stock are reserved for issuance to certain service providers. Of the 710,000 shares of Class B Common Stock reserved for issuance under the Plan, 380,000 shares have been issued and, subject to certain vesting terms and conditions, may be subject to purchase after a period of time.

In addition to the shares of Class B Common Stock sold in the Company's Regulation CF raise, the Company has also privately sold shares of its Class B Common Stock. On August 9, 2021, the Company entered into that certain Class B Common Stock Purchase Agreement with Thornton and Martens LLC, an Illinois limited liability company and early investor of the Company, whereby Thornton and Martens LLC purchased 100,000 shares of Class B Common Stock of the Company, at a purchase price of $1.00 per share of Class B Common Stock. On October 1, 2021, Thornton and Martens purchased an additional 70,000 shares of Class B

Common Stock of the Company, on the same terms and conditions as the prior purchase.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

The Company increased revenue from $99,474 in 2020 to $1,018,097 in 2021. The revenue increase represented 10.2X year-over-year growth. In addition, the Company deferred $231,170 in revenue for compliance of ASC 606 revenue recognition standards.

Cost of Sales

The Company cost of sales of $477,73 in 2021 increased from $50,600 in 2020.

Gross Margins

The company increased gross margins from $48,874 in 2020 to $540,365 in 2021. The increase of gross margins represented an 11X year-over-year increase.

Expenses

The Company's expenses consist of, among other things, advertising and marketing, legal and professional fees, contractor payments, and general and administrative expenses. Total operating expenses increased from o $311,732 in 2020 to $775,218.. The most significant expenses in 2021 were advertising & marketing ($253,072), legal and professional fees ($104,923, payroll ($145,903), and contractor payments ($130,148).

As a result of the growth phase of acquiring and signing franchise locations, the company ended up incurring a net loss in the amount of $254,151 in 2021 compared to a net loss of $262,858 in 2020.

The Company incurred a loss in 2021 which is expected in the early growth phase of a franchise business. The business model is to sign franchise and development agreements, collect a franchise fee, then collect ongoing royalties when the location opens.

The business model to be profitable requires a scale of locations to be open and generating royalties. Royalties are paid monthly as a percentage of the franchisee's sales. Management is optimistic with the growth of agreements in 2021 which lead to 10–year franchise agreements with monthly royalties.

The Company has signed agreements with a total of 52 locations with 37 new location agreements signed in 2021. The current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine, and our profitability is determined by closing franchise deals and collecting franchise fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchises to go to market with an entire self-service restaurant operation.

Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually becoming profitable.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $392,921.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: March 06, 2017 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Joseph currently does not take a salary compensation.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour

Title: Founder

Dates of Service: March 16, 2016 - March 16, 2017

Responsibilities: Founded Red Arrow Eatery & Self-Pour which was the prototype for Tapville Social.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Elmhurst

Title: Owner

Dates of Service: March 16, 2016 - March 16, 2017

Responsibilities: Majority owner of Red Arrow Tap Room, a location in Elmhurst, IL

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Naperville

Title: Owner

Dates of Service: March 16, 2016 - March 16, 2017

Responsibilities: Majority owner of Red Arrow Tap Room - Naperville

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Joseph Tota
Amount and nature of Beneficial ownership: 4,072,278
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 628,800 of Class B Common Stock.

Class A Common Stock
The amount of security authorized is 8,000,000 with a total of 4,072,278 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of the Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation of the Corporation (the "Certificate") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate or pursuant to the DGCL.
Material Rights

Authorized Shares.

The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.
Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.
Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other

class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.

Class B Common Stock
The amount of security authorized is 5,000,000 with a total of 3,306,967 outstanding.

Voting Rights
There are no voting rights associated with Class B Common Stock.

Material Rights

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.

Material Rights

Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Tapville Franchising, Inc

By /s/ *Joseph Tota*

      Name: Tapville Franchising, Inc

      Title: Director

Exhibit A

FINANCIAL STATEMENTS

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2021

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.

JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2021 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
April 27, 2022

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                    TAPVILLE FRANCHISING, INC.

                         Balance Sheet

                       December 31, 2021


              Assets


Cash                                              $    392,921
Contributions receivable - escrow                      11,515
Accounts receivable                                   553,755
Inventory                                              11,362
Due from Franchisee                                    89,365
Other assets                                           13,973
Investment in franchise                                52,068


   Total assets                                   $ 1,124,959


   Liabilities and Stockholders' Equity


Liabilities:

 Accounts payable and accrued expenses           $     69,368

 Deferred revenue                                     231,170

   Total liabilities                                  300,538


Stockholders' equity:
  Common stock                                      1,376,352
  Retained earnings (deficit)                         (551,931)

     Total Stockholders' Equity                       824,421


   Total Liabilities and Stockholders' Equity    $ 1,124,959
```

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2021

Revenues:
Franchise sales, net	$	165,080
Product sales		580,103
Service fee income		139,380
Royalties and licensing		105,276
Earnings (loss) from investment in franchise		(20,033)
Other income		42,708
Total franchise revenues		1,012,514

Expenses:
Cost of goods sold	477,731
Discounts, net	13,716
Payroll costs and sales commissions	145,903
Advertising and marketing	253,072
Legal and professional	104,924
Contractors	130,148
Investment fees	48,746
Dues and subscriptions	4,953
Travel	22,091
Meals and entertainment	7,835
Shipping	11,023
Office and other	45,964
Taxes and licenses	560
Total expenses	1,266,666
Net income (loss)	(254,152)

Retained earnings (deficit), beginning of year		(297,779)
Retained earnings (deficit), end of year	$	(551,931)

See accompanying notes to financial statements.

-4-

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2021

Cash flows from operating activities:	
Net income (loss)	$ (254,152)
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	-
Equity in loss of investment	20,033
(Increase) decrease in assets:	
Due from Franchisee	(89,365)
Accounts receivable	(513,058)
Inventory	(254)
Contributions receivable – escrow	9,950
Other assets	(13,973)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	67,155
Deferred revenue	231,170
Net cash used by operating activities	(542,494)
Cash flows from investing activities:	
Fixed asset dispositions, net	-
Net cash used by investing activities	-
Cash flows from financing activities:	
Issuance of common stock, net	811,361
Net cash provided by financing activities	811,361
Net increase in cash and cash equivalents	268,867
Cash and cash equivalents, beginning of year	124,054
Cash and cash equivalents, end of year	$ 392,921
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes to financial statements.

1.   *Summary of Significant Accounting Policies*

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

a)   *Method of Accounting*

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   *Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

c)   *Franchise Revenues*

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

1.   _**Summary of Significant Accounting Policies – (Cont.)**_

      c)   **Franchise fees/Deferred revenue** *(Cont.)*
The Company recognizes revenue when all of the following four criteria are met:

- persuasive evidence of a sales arrangement exists
- all material obligations have been provided
- the sales price is fixed or determinable and
- collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2021, the Company has recorded deferred franchise fees of $231,170 relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

      d)   _**Accounts Receivable**_

Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

1.   *Summary of Significant Accounting Policies – (Cont.)*

    d)   *Accounts Receivable – (Cont.)*

        The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2021, a total of $0 in accounts were reserved.

    e)   *Income Taxes*

        The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

        The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2021, 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2021.

    f)   *Cash Flows*

        For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

    g)   *Pervasiveness of Estimates*

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1.   *Summary of Significant Accounting Policies – (Cont.)*

    g)   *Pervasiveness of Estimates – (Cont.)*

        Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

    h)   *Long-Lived Assets*

        The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

    i)   *Concentrations, Risks and Uncertainties*

        Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

    j)   *Fair Value*

        The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

2.   *Investment in Franchise*

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2021, 2020 and 2019, the franchise (loss)/income was ($20,033), ($26,844) and $3,945, respectively.

3.   _Due from Franchisee_

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2021 amounted to $89,365. The advanced amounts are to be converted to an equity investment in the franchisee location. As such the advances will not be collected. Currently the Company and the franchisee are in process of finalizing legal documents converting the advances to an equity investment. The accompanying financial statements do not include any adjustment that may be required if the conversion to an equity investment is not finalized.

4.   _Property and Equipment_

Property and equipment at December 31, 2021, consists of the following:

Computer	$ -
Office furniture and	
equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the year ended on December 31, 2021 amounted to $0.

5. _Common Stock_

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During the year a total of $48,746 was charged by StartEngine as investment fees and as of December 31, 2021 the amount of $11,515 remains withheld in escrow and is reflected as contributions receivable at year end.

6. **_Franchise Sales and Agreements_**

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

7. **_Subsequent Events_**

Management has evaluated subsequent events through April 27, 2022, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

CERTIFICATION

     I, Joseph Tota, Principal Executive Officer of Tapville Franchising, Inc, hereby certify that the financial statements of Tapville Franchising, Inc included in this Report are true and complete in all material respects.

Joseph Tota

Director